UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Affimed N.V.

On May 23, 2024, Affimed N.V. (the “Company” or “Affimed”) issued a press release titled “Affimed Announces Update of AFM24-102 Study in EGFR Wild-Type Non-Small Cell Lung Cancer at the Annual Meeting of the American Society of Clinical Oncology 2024” announcing an ongoing AFM24-102 phase 2 study update that includes data from patients with epidermal growth factor receptor (“EGFR”)-wildtype (“wt”) non-small cell lung cancer (“NSCLC”).

As of the March 18 cut-off for the poster, 17 patients with EGFRwt NSCLC received the combination treatment and 15 patients were response evaluable. One patient showed a confirmed complete response, and three patients showed confirmed partial responses. In addition, seven patients achieved stable disease, resulting in a disease control rate of 73.3% (11/15 patients). Median progression-free survival was 5.9 months.

All responders were resistant to checkpoint inhibitor treatment prior to the study, which supports the hypothesis that combining AFM24 with atezolizumab may enhance the cancer-immunity cycle and provide an alternative strategy to overcome resistance to existing therapies for EGFR-expressing tumors.

AFM24 and atezolizumab were given at their respective single agent doses. Treatment in these heavily pretreated patients was well tolerated. Side effects were consistent with the known safety profiles of these agents. The most frequent side effects observed were mild to moderate infusion related reactions and transient mild to moderate increase in liver enzymes.

A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of acimtamig (AFM13), AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its corporate restructuring, the associated headcount reduction and the impact this may have on Company’s anticipated savings and total costs and expenses, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of acimtamig in combination with NK cell therapy is based on acimtamig precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AlloNK® NK cells and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: May 23, 2024	By:	/s/ Denise Mueller
Name: Denise Mueller
Title: Chief Business Officer

	By:	/s/ Andreas Harstrick
Name: Andreas Harstrick
Title: Interim Chief Executive Officer, Chief Medical Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated May 23, 2024.